FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 4, 2016 of Diana Containerships Inc. (the "Company") announcing that, through a separate wholly-owned subsidiary, the Company entered into a time charter contract with MSC-Mediterranean Shipping Co. S.A., Geneva, for one of the Company's Post-Panamax container vessels, the m/v Puelo.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 4, 2016	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: +30-216-600-2400 Email: izafirakis@dcontainerships.com Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES TIME CHARTER CONTRACT FOR M/V PUELO WITH MSC

ATHENS, GREECE, May 4, 2016 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that, through a separate wholly-owned subsidiary, it entered into a time charter contract with MSC-Mediterranean Shipping Co. S.A., Geneva, for one of its Post-Panamax container vessels, the m/v Puelo. The gross charter rate is US$6,500 per day, for a period of twelve (12) months. The charterer has the option to further employ the vessel for a twelve (12) month period, at a gross charter rate of US$8,600 per day starting twelve (12) months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further twelve (12) month period, at a  gross charter rate of US$20,000 starting twenty-four (24) months after delivery of the vessel to the charterer. Charterer has the option to employ the vessel for plus or minus thirty (30) days on final declaration.  All gross charter rates include a 3.75% commission paid to third parties. Options must be declared by the charterer not later than nine (9) months for the first option and twenty (20) months for the second option after the delivery of the vessel to the charterer. The charter is expected to commence on May 18, 2016.

The "Puelo" is a 6,541 TEU container vessel built in 2006.

This employment is anticipated to generate approximately US$2.15 million of gross revenue for the minimum scheduled period of the charter.

Diana Containerships Inc.'s fleet currently consists of 13 container vessels (6 Post-Panamax and 7 Panamax). A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.

About the Company

Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.